Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-222651 and 333-235814

Southern California Gas Company

Final Term Sheet

January 6, 2020

2.550% First Mortgage Bonds, Series XX, due 2030

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated January 6, 2020 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 1, 2018 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings[1]:	Aa2 (negative) by Moody’s Investor Service

A+ (negative) by S&P Global Ratings

AA- (stable) by Fitch Ratings

Trade Date:	January 6, 2020

Settlement Date:	January 9, 2020 (T+3)

Securities Offered:	2.550% First Mortgage Bonds, Series XX, due 2030

Aggregate Principal Amount Offered:	$650,000,000

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2020

Coupon:	2.550% per annum, accruing from January 9, 2020

Maturity:	February 1, 2030

Yield to Maturity:	2.576%

Spread to Benchmark Treasury:	+77 basis points

Benchmark Treasury:	1.750% due November 15, 2029

Benchmark Treasury Yield:	1.806%

Optional Redemption Provision:	Prior to November 1, 2029 (the “Par Call Date”), make-whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points. On and after the Par Call Date, 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Price to Public:	99.770%, plus accrued interest, if any

CUSIP:	842434CU4

ISIN:	US842434CU45

Total Net Proceeds:	Approximately $644.3 million, after deducting the underwriting discount but before deducting estimated offering expenses payable by the Company.

Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc.
Mizuho Securities USA LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Academy Securities, Inc.

Co-Managers:	BBVA Securities Inc.
Blaylock Van, LLC
R. Seelaus & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403, by calling Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.